UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
thinkorswim Group Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
88409C105
(CUSIP Number)

Ellen L.S. Koplow	Larry W. Sonsini Martin W. Korman Michael S. Ringler
Executive Vice President and	Wilson Sonsini Goodrich & Rosati,
General Counsel and Corporate Secretary	Professional Corporation
TD AMERITRADE Holding Corporation	650 Page Mill Road
4211 South 102nd St.	Palo Alto, California 94304
Omaha, Nebraska 68127	(650) 493-9300
(402) 331-7856
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 8, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:

TD AMERITRADE Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		None
OWNED BY	8	SHARED VOTING POWER:
EACH REPORTING		12,416,623 shares of common stock[1]
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
		None
	10	SHARED DISPOSITIVE POWER:

		None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,416,623 shares of common stock[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
(See Item 6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.6% of common stock[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1	Represents the aggregate number of outstanding shares of the issuer’s Common Stock beneficially owned by Lee Barba, Scott Sheridan and Tom Sosnoff (individually and through a living trust of which Tom Sosnoff is the trustee), each of whom entered into a Voting Agreement dated as of January 8, 2009 (each, a “Voting Agreement”) with TD AMERITRADE Holding Corporation (“TDAM”) obligating the holder to vote such shares, among other things, in favor of the proposed acquisition of the issuer by TDAM pursuant to the Merger Agreement (as defined in Item 3) and related matters, and with respect to which such persons granted certain representatives of TDAM a proxy (each, a “Proxy) granting such TDAM representatives the right to vote on each such person’s behalf in favor of such matters. For more information regarding the securities holdings of the persons named above in thinkorswim Group Inc., a Delaware corporation (“TOS”), please see Schedule B (attached hereto). TDAM expressly disclaims beneficial ownership of any of the shares of the issuer’s stock subject to the Voting Agreements and the Proxies.

2	Based on 66,760,578 shares of the issuer’s Common Stock outstanding as of January 6, 2009.

Item 1. Security and Issuer.
The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share, of thinkorswim Group Inc., a Delaware corporation (“TOS”). The principal executive offices of TOS are located at 45 Rockefeller Plaza, Suite 2012, New York, New York 10116.
Item 2. Identity and Background.
(a) The name of the corporation filing this statement is TD AMERITRADE Holding Corporation, a Delaware corporation, hereinafter sometimes referred to herein as “TDAM.”
(b) The address of TDAM’s principal office is 4211 South 102nd St., Omaha, Nebraska 68127.
(c) TDAM is a leading provider of securities brokerage services and technology-based financial services to retail investors and business partners, predominantly through the Internet, a national branch network and relationships with one of the largest groups of independent Registered Investment Advisers.
(d) Neither TDAM nor, to TDAM’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e) During the last five years neither TDAM nor, to TDAM’s knowledge, any person named on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) To TDAM’s knowledge, except as noted on Schedule A, each of the individuals identified on Schedule A attached hereto is a citizen of the United States. Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of TDAM as of the date hereof.
Item 3. Source and Amount of Funds or Other Consideration.
TOS entered into an Agreement and Plan of Merger, dated as of January 8, 2009, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with TDAM, Tango Acquisition Corporation One, a Delaware corporation and a wholly owned subsidiary of TDAM (“Merger Sub One”), and Tango Acquisition Corporation Two, a Delaware corporation and a wholly owned subsidiary of TDAM (“Merger Sub Two”), that provides for the acquisition of TOS by TDAM by means of a merger of Merger Sub One with and into TOS (the “First Step Merger”), with TOS as the interim surviving corporation, immediately followed by a merger of TOS, as the interim surviving corporation, with and into Merger Sub Two (the “Second Step Merger” and, together with the First Step Merger, the “Merger”), with Merger Sub Two as the final surviving corporation. As a result of the Merger, TOS would become a wholly owned subsidiary of TDAM. As an inducement for TDAM to enter into the Merger Agreement and in consideration thereof, certain executive officers of TOS identified on Schedule B (collectively, the “Securityholders”), each entered into separate Voting Agreements with TDAM, dated as of January 8, 2009, the forms of which are attached hereto as Exhibit 2 and Exhibit 3, and more fully described in Item 4, whereby, subject to the terms of each such voting agreement, the Securityholders that are parties thereto agreed, among other things, that at every meeting of TOS’s stockholders called, such stockholder shall vote the shares then held by it, among other things, in favor of the adoption of the Merger Agreement and against the approval of any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement. Each of these Securityholders also granted certain representatives of TDAM an irrevocable proxy granting such TDAM representatives the right to vote such shares in favor of such matters (the voting agreements and proxies, together are referred to herein as, the “Voting Agreements”).
References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreements included as Exhibit 2 and Exhibit 3 to this Schedule 13D, respectively.

These agreements are incorporated into this Schedule 13D where such references and descriptions appear.
Item 4. Purpose of Transaction.
(a) — (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of TOS by TDAM pursuant to the terms of the Merger Agreement. To induce TDAM to enter into the Merger Agreement, each of the Securityholders party thereto entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.
Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger:
•	Each share of TOS Common Stock issued and outstanding immediately prior to the effective time of the merger, will be converted into the right to receive a cash amount (less any applicable withholding) of $3.34, without interest plus 0.3980 shares of TDAM common stock (the “Per Share Merger Consideration”);
•	Each of TOS’s vested or unvested options to purchase shares of TOS Common Stock with an exercise price less than the total value of the Per Share Merger Consideration (based on the volume-weighted average price of a share of TDAM common stock on the trading day immediately prior to the effective time of the Merger) (each a “TOS Option”) outstanding at the effective time of the Merger will be assumed by TDAM, and, at the effective time of the Merger, converted into the right to receive TDAM stock options, based on an exchange ratio specified in the Merger Agreement;
•	Each of TOS’s vested or unvested options to purchase shares of TOS Common Stock with an exercise price equal to or greater than the total value of the Per Share Merger Consideration (based on the volume-weighted average price of a share of TDAM common stock on the trading day immediately prior to the effective time of the Merger) (each an “Underwater TOS Option”) which is not exchanged for a TOS restricted stock unit pursuant to an option exchange offer to be made by TOS pursuant to the Merger Agreement (the “Option Exchange Program”), and remains outstanding at the effective time of the Merger will be assumed by TDAM, and, at the effective time of the Merger, converted into the right to receive TDAM stock options, based on an exchange ratio specified in the Merger Agreement; and
•	Each of TOS’s unvested restricted stock units (including restricted stock units issued in exchange for Underwater TOS Options pursuant to the Option Exchange Program) and restricted shares outstanding at the effective time of the Merger will be assumed by TDAM, and, at the effective time of the Merger, converted into the right to receive TDAM restricted stock units or restricted shares, as the case may be, based on an exchange ratio specified in the Merger Agreement.
By executing the Voting Agreements, the Securityholders party thereto have (i) agreed to vote all of the shares of TOS Common Stock currently beneficially owned by them or acquired prior to the expiration of the relevant Voting Agreement, including by means of exercise of stock options, in favor of the adoption of the Merger Agreement and any other action contemplated by the Merger Agreement and any action required in furtherance thereof, and against (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving TOS or any of its subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of TOS or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of TOS or any of its subsidiaries, (D) any material change in the capitalization of TOS or any of its subsidiaries, (E) any Acquisition Proposal or Acquisition Transaction (as defined in Article I of the Merger Agreement), or (F) and any other action that is intended to, or would reasonably be expected to materially, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement, and (ii) granted irrevocable proxies to certain representatives of TDAM granting such TDAM representatives the right to vote such shares as specified in clause (i). The Securityholders have entered into the Voting Agreements only in their capacities as Securityholders of TOS and may vote such shares on all other matters submitted to TOS’s stockholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the effectiveness of the Merger.

(c) Not applicable.
(d) It is anticipated that upon consummation of the First Step Merger, the officers and directors of Merger Sub One shall become the officers and directors of TOS (the surviving corporation in the First Step Merger), until their respective successors are duly elected or appointed and qualified, and that upon consummation of the Second Step Merger, the officers and directors of the Interim Surviving Corporation shall become the officers and directors of Merger Sub Two (the surviving corporation in the Second Step Merger).
(e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.
(f) Not applicable.
(g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of TOS shall be amended and restated in their entirety in accordance with the terms of Section 2.5 of the Merger Agreement.
(h) — (i) If the Merger is consummated as planned, TOS Common Stock will cease to be quoted on the NASDAQ Stock Market, Inc.’s Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j) Not applicable.
Item 5. Interest in Securities of the Issuer.
(a) — (b) As a result of the Voting Agreements, TDAM may be deemed to be the beneficial owner of 12,416,623 shares of TOS Common Stock. This number of shares represents approximately 18.6% of the issued and outstanding shares of TOS Common Stock based on the number of shares outstanding as of January 6, 2009. TDAM disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by TDAM as to the beneficial ownership of such shares. To TDAM’s knowledge, no shares of TOS Common Stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
(b) TDAM may be deemed to have shared voting power of the 12,416,623 shares of TOS Common Stock held by the Securityholders due to TDAM’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies granted thereunder). However, TDAM does not control the voting of such shares with respect to other matters, and does not possess any other rights as a TOS stockholder with respect to such shares. Information required by Item 2 (a)-(c) with respect to each Securityholder is set forth on Schedule B. To TDAM’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To TDAM’s knowledge, each of the individuals identified on Schedule B is a citizen of the United States.
(c) To TDAM’s knowledge, no transactions in TOS Common Stock have been effected during the past sixty days by any person named pursuant to Item 2.
(d) To TDAM’s knowledge, no person other than the Securityholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of TOS Common Stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options or warrants, or vesting of restricted stock units or shares of unvested Common Stock. The number of shares that TDAM may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon the exercise of stock options or warrants or vesting of restricted stock units or shares of unvested Common Stock held by the parties to the Voting Agreements, and TDAM disclaims beneficial ownership of all such shares.
Item 7. Materials to be Filed as Exhibits.
The following documents are incorporated by reference as exhibits:

Exhibit
No.	Title
1	Agreement and Plan of Merger dated as of January 8, 2009 by and among TD AMERITRADE Holding Corporation, Tango Acquisition Corporation One, Tango Acquisition Corporation Two and thinkorswim Group Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No. 0-49992) filed by TD AMERITRADE Holding Corporation on January 14, 2009).

2	Form of Voting Agreement by and between TD AMERITRADE Holding Corporation and certain securityholders of thinkorswim Group Inc.

3	Form of Voting Agreement by and between TD AMERITRADE Holding Corporation and Lee Barba.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2009	TD AMERITRADE HOLDING CORPORATION
	By:	/s/ William J. Gerber
William J. Gerber
Chief Financial Officer

Schedule A
Directors and Executive Officers of TD AMERITRADE Holding Corporation
     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of TD AMERITRADE Holding Corporation. The business address of each person is c/o TD AMERITRADE Holding Corporation, 4211 South 102nd St., Omaha, Nebraska 68127.
Board of Directors

Name	Principal Occupation
Joseph H. Moglia	Chairman of TD AMERITRADE Holding Corporation
W. Edmund Clark*	President and Chief Executive Officer, TD Bank Financial Group; Vice Chairman of TD AMERITRADE Holding Corporation
Mark L. Mitchell	Principal, CNH Partners, LLC
Thomas S. Ricketts	Chairman and Chief Executive Officer, Incapital LLC
Fredric J. Tomczyk*	President and Chief Executive Officer of the Company
J. Joe Ricketts	Founder of TD AMERITRADE Holding Corporation
Marshall A. Cohen*	Counsel, Cassels Brock & Blackwell LLP
Dan W. Cook III	Senior Advisor, MHT Partners, L.P.
William H. Hatanaka*	Chairman and Chief Executive Officer of TD Waterhouse Canada, Inc.
Wilbur J. Prezzano	Director, The Toronto-Dominion Bank
J. Peter Ricketts	Founder of Drakon LLC
Allan R. Tessler	Chairman and Chief Executive Officer of International Financial Group, Inc.
Executive Officers

Name	Title
Joseph H. Moglia	Chairman
Fredric J. Tomczyk*	President and Chief Executive Officer
Michael D. Chochon	Managing Director of Finance, Treasurer
Laurine M. Garrity	Senior Vice President, Chief Marketing Officer
William J. Gerber	Executive Vice President, Chief Financial Officer
David M. Kelley	Executive Vice President, Chief Operating Officer
Ellen L.S. Koplow	Executive Vice President, General Counsel and Secretary

*	Citizen of Canada

Schedule B
Parties to Voting Agreements with TD AMERITRADE Holding Corporation
The following table sets forth the name and principal occupation or employment, if applicable, of each securityholder of TOS that has entered into a Voting Agreement with TDAM in connection with the Merger Agreement.

Name	Title
Lee K. Barba	Chairman of the Board of Directors and Chief Executive Officer
Scott D. Sheridan	Director, Executive Vice President
Tom Sosnoff	Director, President
The following table sets forth the aggregate number of shares of TOS Common Stock held as of January 8, 2008 by each securityholder of TOS that has entered into a Voting Agreement with TDAM in connection with the Merger Agreement.* Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o thinkorswim Group Inc., 45 Rockefeller Plaza, Suite 2012, New York, New York 10116.

			Options and
			Warrants to
	Shares of Common	Shares of	Purchase Common	Total Beneficial
	Stock Directly or	Restricted Common	Stock Exercisable	Ownership of Shares
	Indirectly held as	Stock held as of	within 60 days of	as of January 8,
Name	of January 8, 2009	January 8, 2009	January 8, 2009	2009
Lee Barba	1,029,353	120,475	1,984,852	3,134,680
Scott D. Sheridan	4,390,903	—	237,640	4,628,543
Tom Sosnoff[1]	4,415,760	—	237,640	4,653,400

Total				12,416,623

(1)	Includes shares of common stock held in a living trust, of which Mr. Sosnoff is the trustee.
*As noted in Item 6 above, the Voting Agreements also apply to any shares of TOS Common Stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options and warrants and vesting of restricted stock units and unvested Common Stock.

EXHIBIT INDEX

Exhibit
No.	Title
1	Agreement and Plan of Merger dated as of January 8, 2009 by and among TD AMERITRADE Holding Corporation, Tango Acquisition Corporation One, Tango Acquisition Corporation Two and thinkorswim Group Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No. 0-49992) filed by TD AMERITRADE Holding Corporation on January 14, 2009).

2	Form of Voting Agreement by and between TD AMERITRADE Holding Corporation and certain securityholders of thinkorswim Group Inc.

3	Form of Voting Agreement by and between and TD AMERITRADE Holding Corporation and Lee Barba.